               UNITED STATES OF AMERICA
                                  Before the
SECURITIES AND EXCHANGE COMMISSION

         In the Matter of

NATIONAL FUEL GAS COMPANY                                     SEVENTH
NATIONAL FUEL GAS SUPPLY CORPORATION                          CERTIFICATE
NATIONAL FUEL RESOURCES, INC.                                 PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
UPSTATE ENERGY INC.

File No. 70-9525
(Public Utility Holding Company Act of 1935)

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), and its subsidiary, Seneca Resources Corporation (“Seneca”), in the Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-9525, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration, and the Order of the Securities and Exchange Commission (HCAR No. 35-27114 dated December 16, 1999) with respect thereto, as amended.

I.   Name and Purpose of Foreign Energy Affiliates
     Formed Or In Which Interests Were Acquired:

         During the quarter ended December 31, 2001 (“Quarter”), no new “Foreign Energy Affiliates” were acquired. National’s Foreign Energy Affiliates are National Fuel Exploration Corp., a wholly-owned subsidiary of Seneca (“Exploration”), and Player Resources Ltd., a wholly-owned subsidiary of Exploration (“Player”). Player, as it exists today, was formed on September 30, 2001 from an “amalgamation” under the laws of Alberta, Canada. The “amalgamating corporations” were Player, Player Petroleum Corporation and three other corporations held directly or indirectly by Player Petroleum Corporation. Exploration, as it exists today, was formed on October 1, 2001 from an “amalgamation” of Exploration and NFEx Acquisition Corp. under the laws of Alberta, Canada. Exploration’s financial statements represent a consolidation of the financial statements of all the Foreign Energy Affiliates.

II.   Foreign Energy Affiliate Financial Statements:

         The following exhibits are attached to and made a part of this Certificate:

                 Exhibit A - Income Statement of Exploration for the quarter ended
                                   December 31, 2001

                 Exhibit B - Balance Sheet of Exploration as of December 31, 2001

III.   Description of Specific Activities:

         During the Quarter, Exploration and Player continued to operate their oil and gas exploration and production businesses in Canada.

IV.   Percentage of Revenues Attributable to the Sale of Energy Commodities in Canada:

         During the Quarter, Exploration’s Canadian oil sales represented approximately 40.38% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of oil.

         During the Quarter, Exploration’s Canadian natural gas sales represented approximately 10.79% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of natural gas.

         IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 14th day of February, 2002.

                                       NATIONAL FUEL GAS COMPANY

                                       By:  /s/ P. C. Ackerman
                                          -------------------------------------
                                          P. C. Ackerman,
                                          Chairman, President & CEO

                                       SENECA RESOURCES CORPORATION

                                       By:  /a/ J. A. Beck
                                          -------------------------------------
                                          J. A. Beck,
                                          President